

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 2, 2011

Mr. Robert Junkroski
Chief Financial Officer
550 West Adams Street, Suite 900
Chicago, IL 60661

> **Re:     Neutral Tandem Inc.**
> **Form 10-K for the fiscal year ended December 31, 2010**
> **Filed March 16, 2011**
> **File No. 001-33778**

Dear Mr. Junkroski:

We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please provide us with the requested information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response.  If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Management Discussion and Analysis of Financial Condition and Results of Operations, page 44

1. You have noted in one of your risk factors on page 27 that if your patents are invalidated or otherwise limited, other companies will be better able to develop products that compete with yours, which could adversely affect your competitive business position. You have also noted in your footnote to your financial statements that your '708 Patent was deemed invalid by the courts and the United States Patent and Trademark Office rejected the patent.  Please disclose in MD&A, the affects this may have on your revenues and cash flows going forward.

Note 8 - Commitments and Contingencies, page 73

2. We note that in your disclosure of contingencies related to your proceedings before the United States Patent and Trademark Office, you have noted that you are unable to predict the outcome that the '708 Patent is unenforceable.  This disclosure is not clear as to whether management believes that it is reasonably possible that the outcome of these matters may result in a liability, and has determined the range of possible loss.  If it is reasonably possible that the outcome of these matters may result in a liability that

materially exceeds the amount already accrued, paragraphs 3-5 of ASC 450-20-50 requires disclosure of the range of reasonably possible loss or a clear statement that a range cannot be estimated. If you cannot estimate the range, please tell us in detail the reasons for your belief that the range cannot be estimated. Please clarify and revise the disclosures regarding these uncertainties to conform with the requirements of ASC 450, or explain why no modification is necessary.

Please file all correspondence over EDGAR. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Rahim Ismail, Staff Accountant, at (202) 551-4965 or Carlos Pacho, Senior Assistant Chief Accountant, at (202) 551-3835 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director